Exhibit 99.2
BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 9, 2024
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
This report sets forth a brief description of each matter which was voted upon at the Annual of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 9, 2024 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 25, 2024 (the "Information Circular").
An aggregate of 316,924,889 common shares of Baytex (being 38.56% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.
1.Ordinary resolution to approve the selection of the following ten nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	279,175,060	98.39	4,569,023	1.61
Tiffany Thom Cepak	273,499,104	96.39	10,244,979	3.61
Trudy M. Curran	278,993,834	98.33	4,750,249	1.67
Eric T. Greager	278,765,125	98.25	4,978,958	1.75
Don G. Hrap	278,585,230	98.18	5,158,853	1.82
Angela S. Lekatsas	279,042,769	98.34	4,701,314	1.66
Jennifer A. Maki	279,927,045	98.65	3,817,038	1.35
David L. Pearce	280,357,997	98.81	3,386,086	1.19
Steve D.L. Reynish	279,707,133	98.58	4,036,950	1.42
Jeffrey E. Wojhan	279,644,700	98.56	4,099,383	1.44

2.Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
313,156,602	98.81	3,767,896	1.19

3.Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
273,467,333	96.38	10,276,750	3.62